UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

TerraForm Power, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R100
(CUSIP Number)

A.J. Silber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,075,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.12%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,075,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.12%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.44%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.44%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.44%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.44%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(7) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS
BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(9) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,349,263 outstanding as of November 30, 2016, based on information disclosed by the Issuer in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed December 6, 2016.

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Credit Opportunities Master Fund, L.P., Brookfield Credit Opportunities Fund GP, LLC, Brookfield Asset Management Private Institutional Capital Adviser (Credit) LLC, Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on July 22, 2016, Amendment No. 2 to the Original Schedule 13D, filed on October 19, 2016, Amendment No. 3 to the Original Schedule 13D, filed on November 10, 2016, Amendment No. 4 to the Original Schedule 13D, filed on November 18, 2016, and Amendment No. 5 to the Original Schedule 13D, filed on December 5, 2016 (as so amended, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware.

The Reporting Persons and Appaloosa are individually filing pursuant to Rule 13d-1(k) under the Act.

This Amendment No. 6 hereby amends Item 4 of the Amended Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

On January 9, 2017, Brookfield submitted alternative proposals to the Issuer’s advisors with respect to a potential transaction involving Brookfield and the Issuer. None of the four proposals is subject to any financing condition:

(1)	Brookfield would purchase 100% of the Issuer for cash (the “Whole Company Transaction”); or
(2)	Brookfield would purchase 100% of the Issuer and GLBL for cash (the “Double Whole Company Transaction”); or
(3)	Brookfield would replace SUNE as sponsor and controlling shareholder of the Issuer (the “Sponsorship Transaction”); or
(4)	Brookfield would replace SUNE as sponsor and controlling shareholder of the Issuer and GLBL (the “Double Sponsorship Transaction”).

In the Whole Company Transaction, Brookfield would acquire all outstanding shares of the Issuer for $11.50 per share in cash, subject to adjustment in respect of certain specified contingencies. All Class B shares of the Issuer and Class B units of TerraForm Power, LLC (“TERP LLC”) held by SUNE would be exchanged for Class A Shares immediately prior to consummation of the transaction and, as so exchanged, would receive the same consideration as all other holders of Class A Shares of the Issuer.

In the Double Whole Company Transaction, Brookfield would be willing to offer incremental consideration of $1.00 per share in cash, such that the price to shareholders would be $12.50 per share in cash.

In the Sponsorship Transaction, Brookfield would replace SUNE as the Issuer’s sponsor and controlling shareholder, and would invest cash in the Issuer in exchange for a number of newly issued Class A Shares that, when taken together with the Class A Shares currently held by Brookfield,1 would equal 50.1% of the total number of shares outstanding in the Issuer following consummation of the transaction. However, in the event it is advantageous to the Issuer, Brookfield would be prepared to consider acquiring more Class A Shares in a Sponsorship Transaction. All Class B shares of the Issuer and Class B units of TERP LLC held by SUNE would be exchanged for Class A Shares immediately prior to consummation of the transaction. The cash consideration would be based on a pre-transaction equity value of the Issuer of $1.6 billion, which would represent a pre-transaction value per share of $11.50 and would be subject to adjustment in respect of the same specified contingencies as the Whole Company Transaction. The cash consideration would then be distributed to all shareholders of the Issuer (other than Brookfield1) on a pro rata basis.

In a Double Sponsorship Transaction, Brookfield would be willing to offer incremental aggregate consideration based on a pre-transaction equity value of the Issuer of $1.8 billion, which would represent a pre-transaction value per share of $12.50.

All per share figures above are based on a fully diluted share count.

1        Excluding 625,000 Class A Shares held by Brookfield Credit Opportunities Fund.

Both Brookfield’s Sponsorship Transaction and the Double Sponsorship Transaction have the following features:

•	Highly experienced, global leader in sponsoring public entities
•	Simplified capital structure for the Issuer, with a single class of shares going forward
•	Favorable sponsorship terms and substantial Brookfield investment, aligning new sponsor with public shareholders
•	ROFO pipeline of approximately 3,500 MW in respect of the Issuer,[2] providing clear path to growth
•	Additional financing from new sponsor of up to $500 million for Issuer’s growth
•	Plan to significantly deleverage the Issuer in the near term
•	One capable and reliable counterparty, experienced in complex situations

Each of the proposals are subject to certain conditions, including the satisfactory completion of confirmatory due diligence and the negotiation of mutually acceptable definitive transaction documentation, including a support agreement with SUNE, and the negotiation of a comprehensive settlement agreement between the Issuer and SUNE that is acceptable to Brookfield.

Consummation of any of the above transactions would be subject to customary closing conditions, including approval of the transaction by a vote of holders of a majority of the outstanding Class A Shares (other than SUNE and the Reporting Persons) and approval of the SUNE settlement agreement by the bankruptcy court.

In submitting its proposals, Brookfield identified factors affecting its price in relation to the proposal in Brookfield’s letter dated November 17, 2016, which factors either arose during Brookfield’s due diligence or were publicly disclosed by the Issuer after November 17, 2016, including, primarily, the Issuer’s revised, decreased cash flow (CAFD) projections publicly disclosed on December 15, 2016.

2            ROFO on certain projects subject to prior approval of Brookfield fund investors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 10, 2017

ORION US HOLDINGS 1 L.P. by its general partner ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
Name: James Rickert
Title: Vice President

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P. by its general partner, BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: President and Treasurer

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President